04-7510

centrica
taking care of the essentials

FAX MESSAGE

04035870

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	23 July, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

dlw 7/30

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 July, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica announces construction contracts for Barrow windfarm
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

23 July 2004

Centrica announces construction contracts for Barrow windfarm

Centrica plc and DONG A/S, the Danish energy group, today announced that, following its statement of 12 September 2003, contracts have been awarded for the construction of Barrow Offshore Wind (BOW), a 90MW development in the East Irish Sea which will produce enough power for up to 80,000 homes.

A consortium comprising Kellogg Brown & Root Ltd and Vestas-Celtic Wind Technology Ltd has been awarded a fixed price Engineering, Procurement, Installation and Commissioning contract for construction of the windfarm and, upon completion, will operate and maintain the windfarm, for an initial period of five years, on a fixed price basis. Completion and commencement of commercial generation is expected in late 2005.

Centrica and DONG, who previously owned 25 and 37.5 per cent of BOW respectively, have increased their equity to form a 50/50 joint venture, by acquiring Statkraft's shares in the development company. Centrica has paid Statkraft around £2m for its equity stake but Statkraft retains an option to buy back its shares in BOW until 2 September, 2004.

Jake Ulrich, Managing Director of Centrica Energy, said: "The award of this major construction contract is an important milestone in the development of the Barrow Offshore Windfarm.

"This is a key project within Centrica's portfolio and construction will be a major step forward in delivering our renewables strategy, which enables us to offer our British Gas customers green energy."

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

RECEIVED
2004 JUL 30 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	21 July, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

04-07-21 16:13 FROM-Centrica Secretariat T-362 P.001/003 F-513

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

21 July, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
SIP Purchases

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

1373145c

Purchase of ordinary shares of 5 5/9 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on the 21 July 2004 that:

The following Directors of the Company acquired Shares under the SIP on 19 July 2004 from the Shares acquired by the Trustee on that date:

Director	Number of Shares acquired*	Aggregate shares held Beneficially (across all accounts following acquisition)
Phil Bentley	71	116,791
Mark Clare	71	541,460
Sir Roy Gardner	71	2,360,754

* The 'Number of Shares Acquired' includes 51 Partnership shares acquired at 244.5 pence and 20 Matching shares acquired at 242.41 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.